UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement
Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

[X] **Preliminary Information Statement**

[__] **Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2)**

[__] **Definitive Information Statement**

SOFTWALL EQUIPMENT CORP..
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[__] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:

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(2) Aggregate number of securities to which transaction applies:

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(3) PerPer unitPer unit price orPer unit price or other underlying value of transaction comput ExchangeExchange Act Rule 0-11 (Set forth the Exchange Act Rule 0-11 (Set forth t calculated and state how it was determined):

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(4) Proposed maximum aggregate value of transaction:

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(5) Total fee paid:

[__] Fee paid previously with preliminary materials.

[__] CheckCheck boxCheck box if any part of the fee isCheck box if any part of the fee is offset as provided by identifyidentify the filing for which the offsetting fee was paid previousidentify the filing for which the filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: Not Applicable

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(2) Form, Schedule or Registration Statement No.: Not Applicable

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(3) Filing Party: Not Applicable

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(4) Date Filed: Not Applicable

SOFTWALL EQUIPMENT CORPORATION

11602 Colchester Drive
Sandy, Utah 84092

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

WE ARE NOT ASKING YOU FOR YOUR VOTE AND
YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information

ThisThis Information Statement, which is being mailed on or aboutThis Information Statement, which is l holdersholders of shares of the Common Stock, par value $.001 per share (the "Coholders of shares of the SoftwallSoftwall EquipmSoftwall EquipmentSoftwall Equipment Corporation, a Utah Corporation (the "Co connectionconnection with the callingconnection with the calling of a specialconnection with the calling of a spe a reverse split of the Company's common stock and a change of the Company s name.

Because shareholders holding a majorityBecause shareholders holding a majority ofBecause shareholders proxies are not being solicited in this matter.

Date, time and Place of Meeting.

A special meetingA special meeting of the shareholders of the Company willA special meeting of the sha 8:308:30 a.m. at the law office of8:30 a.m. at the law office of Cletha Walstrand, which is located at8:30 a.m. at the Lake City, Utah 84111, and the phone number at that address is (801) 363-0890.

No Dissenter's Rights of Appraisal.

The Company's shareholders do not have dissenter'sThe Company's shareholders do not have dissenter's any of the matters to be voted on by the shareholders at the special meeting.

Voting Securities and Principal Holders Thereof;
Interest of Certain Person in Matters to be Acted Upon

1. Share information.

As ofAs of the record date, November 17, 2001, there wereAs of the record date, November 17, 2001, the stockstock that the shareholders will be entitled to vote on. Each outstanding sharestock that the shareholders will entitled to one vote.

TheThe following tabThe following table seThe following table sets forth certain information with re CompanyCompany to own beneficially more than fiveCompany to own beneficially more than five percent (C ofof the record date, and personsof the record date, and persons who have served and/or are stillof the record date, a sincesince the beginning of the last fiscal year, andsince the beginning of the last fiscal year, and the directors ands

Title of Class	Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Randall Peterson	Pres./Dir.	12,401,260	87.66
Common	Roger Brockbank	VP/Dir.	519,000	.0036
Common	Sally Peterson (1)	Tres./Dir.	12,401,260	87.66

(1) Includes shares owned by husband Randall Peterson.

Management as a group (three)	12,920,260	91.33

2. Changes in Control.

TheThe Company has entered into an agreement for tThe Company has entered into an agreement for t U.S.U.S. Technical ConsultantsU.S. Technical Consultants Incorporated. As a result of the transaction, U.S. Techn aa wholly-owned subsidiarya wholly-owned subsidiary of Softwall. Prior to the acquisition Softwall will effect a 10 split.split. Pursuant to the transaction and after the stock split,split. Pursuant to the transaction and after the st bebe issued six million shares of be issued six million shares of Softwabe issued six million shares of So shareholdersshareholders of Softwall. Following closing of the acquisition, Softwall wilshareholders of Softwa 8,653,7508,653,750 shares issued and outstanding. In connection with 8,653,750 shares issued and outstand change its name to U.S. Technical Group, Inc. and obtain a new trading symbol.

U.SU.S Technical wasU.S Technical was founded in 1994 and is an aircraft-engineeringU.S Technical was forfor transport category aircraft and executivefor transport category aircraft and executive jets. for transport catego inin Dallas, Atlanta and Seattle and employs approximatelyin Dallas, Atlanta and Seattle and employs approximate andand engineering services to transport aviation on aircraft such as the Boeing 727, 737, 747,and engineering servi the DC-8, 9 and 10, the MD 11 and 80, the Airbus 300, 320, 330 and 340, the CRJ and the ERJ.

InIn connection with the acquisition, William E. Thomas will be appoinIn connection with the acquisit DirectorsDirectors to fillDirectors to fill a vacancy. Mr. Thomas hasDirectors to fill a vacancy. Mr. Thomas has sp toto the lateto the late 1950s. He founded United Aviation Resources in February of 1994to the late 1950s. He f U.S.U.S. Technical Consultants IncoU.S. Technical Consultants IncorporatU.S. Technical Consultants Incorpo PriorPrior to U.S.Prior to U.S. Technical, Mr. Thomas worked for 12 years at ElsinorePrior to U.S. Technical, M andand then President/COO. Elsinore Aerospaceand then President/COO. Elsinore Aerospace was engagedand th airlineairline terminal services. Prior to Elsinore Aerospaairline terminal services. Prior to Elsinore Aerospa Corp.Corp. for 8 years as Vice President of Sales and ViceCorp. for 8 years as Vice President of Sales and Vice P provided aviation and airline services asprovided aviation and airline services as well aircraft maintenance.prov Mr.Mr. Thomas was employed by the Nordskog Company, Zero Mfg. and International FlightMr. Thomas was en andand held multiple management positions at these companies including and held multiple management posit operations, sales and administration.

Matters to be Voted On

Shareholders will vote on the following matters:

1.1. Reverse1. Reverse Split. During the second week of February the Company's During the second w atat $.09 with little or no volume. Based upon current market condat $.09 with little or no volume. Based requirements,requirements, and brokeragerequirements, and brokerage firm interest inrequirements, and brokerage itit is in the Company sit is in the Company s best interest to reorganize its capital structureit is in the Company aa reverse split. The Board is seeking authoritya reverse split. The Board is seeking authority form thea reverse spl split.

FractionalFractional shares will be roundedFractional shares will be rounded up toFractional shares will be belowbelow one hundred shares and no certificate less than onbelow one hundred shares and no certificate l existingexisting stock certificates areexisting stock certificates are sent in for transfer they will be replacedexisting s the reverse split.

2. Change in the Name of the Company.

TheThe shareholders will vote to give the BoardThe shareholders will vote to give the Board of Directors au Company to U.S Technical Group, Inc., or such other name as may be available.

3. Any Other Matters.

ThoughThough managemenThough managementThough management does not currently anticipate any presented for shareholder approval.

Vote Required for Approval

ApprovalApproval of the proposed above action requires a majority vote of the shareholders ofApproval of asas of the Reas of the Record Date. Because shareholders holding a majority of the shares are in favor of as o proposed actions, proxies are not being solicited in this matter.

By Order of the Directors

/s/ Randall Peterson

Dated February __, 2002

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.